Eric Blanchard
T: +1 617 937 2445	Via E-Mail
eblanchard@cooley.com

July 18, 2025

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Chris Edwards

Tara Harkins

Tyler Howes

Sasha Parikh

Re:	Evommune, Inc.

Draft Registration Statement on Form S-1

Submitted May 14, 2025

CIK No. 0002044725

Ladies and Gentlemen:

On behalf of our client, Evommune, Inc. (“Evommune” or the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated June 10, 2025 (the “Comment Letter”), relating to the above referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the Comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR its Amendment No.1 to the Draft Registration Statement (the “Amended DRS”) with this response letter. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Amended DRS.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amended DRS. Capitalized terms used but not defined herein are used herein as defined in the Amended DRS.

Prospectus Summary

Overview, page 1

1.

We note your disclosure here and throughout your prospectus stating, among other things, that your product candidates are “potent” and have “consistently and robustly inhibited degranulation” across all tested ligands. Please revise these and similar statements throughout your prospectus to eliminate conclusions or predictions that your product candidates are effective, as determinations of efficacy are solely within the authority of the FDA.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

United States Securities and Exchange Commission

July 18, 2025

Page Two

Response to Comment 1:

The Company acknowledges the Staff’s comment and respectfully submits that the terms “potent” and “efficacy” used in the Amended DRS refer to distinct pharmacological concepts. “Potent” describes the amount of a drug compound required to elicit a biological response and reflects the strength of activity at a particular concentration. In contrast, “efficacy” refers to the maximum effect a drug compound can achieve. As such, a compound may be highly potent—meaning that it requires a low concentration to elicit a biological response—without necessarily having high efficacy, and therefore, a drug may be highly potent but have low efficacy, or vice versa. The Company’s use of “potent” is intended to describe its product candidates’ in vitro activity, and not to imply clinical benefit or therapeutic effect. With respect to the references of “consistently and robustly inhibited degranulation”, the Company has revised its disclosure on page 123 in the Amended DRS.

2.

We note your statements claiming that chronic inflammation is the “number one healthcare problem in the world” and that it contributes to “three out of every five deaths worldwide.” Please balance these statements by clarifying what conditions are covered by the term “chronic inflammation.” Please also revise to clearly disclose at the outset which chronic inflammation indications you currently intend to treat with your existing product candidates.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 6, 90, 108 and 117 of the Amended DRS.

Our Approach to Drug Development and Chronic Inflammation, page 2

3.	Please remove your statement claiming that you will focus on clinical candidates with a “high probability of success” as it improperly implies that your candidates will receive regulatory approval.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 110 of the Amended DRS.

Our Clinical Pipeline, page 2

4.

We note your disclosure that you are initially developing EVO756 for the treatment of chronic spontaneous urticaria and atopic dermatitis. Please clarify whether you are continuing to develop EVO756 for the treatment of chronic inducible urticaria. In addition, we note the inclusion of “Other Chronic Inflammatory Diseases” for undisclosed indications in the fourth row of the table. Given the limited disclosure regarding the targeted indications, it seems premature to highlight these programs prominently in your pipeline table. Please remove them from the table or advise.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

United States Securities and Exchange Commission

July 18, 2025

Page Three

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 108 and 110 of the Amended DRS.

5.

We note the inclusion of EVO301 for Crohn’s Disease in your pipeline table. Given the limited disclosure related to this indication, please explain why it is sufficiently material to your business to warrant inclusion in your pipeline table. If it is material, please expand your disclosure in the Business section to provide a more fulsome discussion of any development activities conducted. Alternatively, remove any programs that are not currently material from your pipeline table on page 2 and 105.

Response to Comment 5:

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 110 of the Amended DRS.

Founding Members, Management Team and Investors, page 4

6.

Please limit the disclosure of specific investors both here and on page 110 to those identified in your Principal Stockholders table on page 182. Please also provide balancing disclosure that prospective investors should not rely on such investors’ investment decisions, that these investors may have different risk tolerances and that the shares purchased by these investors may have been conducted at a significant discount to the IPO price, if true.

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on pages 6 and 117 of the Amended DRS.

Risk Factors

We rely on third-party manufacturers, CROs, CDMOs and suppliers to supply, develop and test components of our product candidates..., page 44

7.

We note your disclosure regarding the proposed BIOSECURE Act on page 44 and that you “currently rely on foreign CROs and CDMOs” for manufacturing and development activities. Please clarify whether you currently contract with any of the Chinese biotechnology companies of concern named in the BIOSECURE Act.

Response to Comment 7:

The Company acknowledges the Staff’s comment and has revised page 46 of the Amended DRS accordingly. While one of the Company’s current CDMO partners may be subject to the restrictions contemplated under the proposed legislation, if passed, the Company respectfully notes that the BIOSECURE Act remains a proposed bill and is currently stalled in the legislative process. Its final scope, applicability, and timing—if enacted—remain uncertain. The Company is closely monitoring developments related to the BIOSECURE Act and other related legislative efforts. The Company is committed to maintaining compliance with all applicable laws and regulations, and will reassess and update its disclosures as appropriate should there be material developments or changes in the status of the legislation.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

United States Securities and Exchange Commission

July 18, 2025

Page Four

Use of Proceeds, page 82

8.

Please revise to disclose how far in your development of EVO756 for chronic spontaneous urticarias and atopic dermatitis and your development of EVO301 for atopic dermatitis and inflammatory bowel diseases, the proceeds from this offering will allow you to reach, including specific phases of clinical trials. If material amounts of other funds are expected to be necessary to accomplish the specified purposes for which net proceeds are intended to be used, provide an estimate of the amounts of such other funds and the sources thereof.

Response to Comment 8:

In response to the Staff’s comment, the Company notes that it will include disclosure regarding how far the proceeds from the offering will allow for continued development of EVO756 for CSU and AD and its development of EVO301 for AD and UC in a subsequent amendment when it has more information about the potential size of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Operating Expenses

Research and Development, page 95

9.	Please address the following in revised disclosure with regards to the changes in your research and development expenses:

•	Specify what occurred in the current period from the prior period that increased your expense of EVO756 program;

•	Identify the license agreement and the cost incurred related to the agreement for your EVO301 program; and

•	Identify the reasons for the decrease in your other early-stage development programs.

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on page 97 of the Amended DRS.

Business, page 104

10.

We note disclosure on page 24 that you are presently conducting clinical trials in Australia, New Zealand, Japan, Canada and the EU. Please revise your Business section where appropriate to disclose all the jurisdictions where you are currently conducting clinical trials.

Response to Comment 10:

In response to the Staff’s comment, the Company has revised the disclosure on pages 137, 141 and 151 of the Amended DRS.

EVO756, Targeting MRGPRX2 for Chronic Inflammatory Diseases, page 106

11.

We note the graphic on page 106 references an “efficient clinical & regulatory pathway” for developing EVO756. Please revise here, or wherever appropriate, to clarify if you are intending to pursue a specific accelerated approval pathway for this candidate.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

United States Securities and Exchange Commission

July 18, 2025

Page Five

Response to Comment 11:

In response to the Staff’s comment, the Company has revised the disclosure on page 111 of the Amended DRS.

12.

You state on page 108 that “studies have demonstrated increased mast cell density, elevated MRGPRX2 expression and neuroinflammation also present in lesional AD skin, supporting the rationale for targeting MRGPRX2 to both resolve skin lesions and relieve symptoms.” Please include a discussion of the studies referenced here and state whether such studies were conducted by you or a third-party.

Response to Comment 12:

In response to the Staff’s comment, the Company has revised the disclosure on pages 114 and 139 of the Amended DRS.

Our Mission and Strategy, page 110

13.

We note your statements claiming that EVO756 has the potential to be “best-in-class” and “first-in-class for the treatment of CSU and AD and that EVO301 is a potential “best-in-class” molecule for chronic inflammatory and autoimmune diseases. These statements appear to be speculative given the current development status of your product candidates. Please remove these and any other references to EVO756 or EVO301 being potentially “best-in-class” or “first-in-class” from your registration statement.

Response to Comment 13:

In response to the Staff’s comment, the Company has revised the disclosure on pages 117 and 122 of the Amended DRS.

Intellectual Property, page 133

14.	Please revise to disclose the type of patent protection (e.g., composition of matter, use or process) for each material patent or patent family discussed in this section.

Response to Comment 14:

In response to the Staff’s comment, the Company has revised the disclosure on page 153 of the Amended DRS.

Strategic Collaborations and License Agreements, page 134

15.

Please revise to quantify the upfront license fee paid to Dermira, Inc., disclose the aggregate amount paid to date under this agreement and limit any royalty rate ranges to ten percentage points. Please also revise to briefly discuss the terms governing your ability to sublicense EVO756 to third parties. In addition please clarify whether this offering will be a Qualified Financing pursuant to the license agreement.

Response to Comment 15:

In response to the Staff’s comment, the Company has revised the disclosure on pages 92 and 154 of the Amended DRS.

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

United States Securities and Exchange Commission

July 18, 2025

Page Six

16.	Please describe the material terms of the agreements with Maruho, AprilBio and Accutar. Please revise your registration statement to provide the following information for each of your agreements:

•	Describe each parties’ rights and obligations under the agreement;

•	Provide quantified disclosure of all amounts paid and/or received to date;

•	Provide quantified disclosure of all potential regulatory milestone payments;

•	Provide quantified disclosure of potential sales based milestone payments, if any;

•	Describe any royalty provisions, including the royalty rate within a ten point range and disclose when the royalty provisions expire; and

•	Disclose the term and termination provisions.

Response to Comment 16:

In response to the Staff’s comment, the Company has revised the disclosure of the agreements with Maruho and AprilBio on pages 155 and 156 of the Amended DRS. The Company concluded that the agreement with Accutar is not material under Item 601(b)(10) of Regulation S-K as this agreement relates to collaborating to identify and develop a future product candidate, and does not relate to EVO756 or EVO301. In addition, the Company is not substantially dependent on this relationship for its research and development activities and therefore has removed the disclosure of the agreement with Accutar from pages 92 and 156 of the Amended DRS.

Management

Executive Officers, page 153

17.

Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Eugene A. Bauer, M.D. should serve as a director. Refer to Item 401 of Regulation S-K for guidance.

Response to Comment 17:

In response to the Staff’s comment, the Company has revised the disclosure on page 175 of the Amended DRS.

General

18.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 18:

The Company respectfully acknowledges the Staff’s comment and will supplementally provide to the Staff, under separate cover, copies of all written communications, as defined in Rule 405 under the Securities Act that the Company, or anyone the Company authorized to on its behalf, presented to potential investors in reliance of Section 5(d) of the Securities Act.

*    *    *

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com

United States Securities and Exchange Commission

July 18, 2025

Page Seven

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at (617) 937-2445 or Minkyu Park at (212) 479-6588.

Sincerely Eric Blanchard

cc:	Luis Peña (Evommune, Inc.)
cc:	Gregory Moss (Evommune, Inc.)
cc:	Kyle Carver (Evommune, Inc.)
cc:	Minkyu Park (Cooley LLP)

Cooley LLP 500 Boylston Street 14th Floor Boston, MA 02116-3736

t: +1 617 937 2300 f: +1 617 937 2400 cooley.com